Exhibit 7.01

October 3, 2006

Sterling Capital Partners, LP
Sterling Capital Partners II, LP
1033 Skokie Boulevard, Suite 600
Northbrook, Illinois 60062

Ladies and Gentlemen:

In connection with your consideration of a possible transaction (a “Transaction”) involving Educate, Inc. (“Educate” or the “Company”), and Sterling Capital Partners, LP and Sterling Capital Partners II, LP (collectively, “Buyer”) (the Company and Buyer are each sometimes referred to herein individually as a “Party” and collectively as the “Parties”), Educate may provide to Buyer and to Buyer’s Representatives (as defined below) certain information relating to Educate and its subsidiaries. The term “Recipient” as used herein shall refer to Buyer to the extent Buyer receives information from or on behalf of Educate (including indirectly through an Other Transaction Party (as defined below) or its Representatives). Buyer, together with other parties, has made a proposal with respect to a Transaction; such other parties include Citigroup Private Equity, Christopher Hoehn-Saric, Peter J. Cohen and Christopher Paucek. Any such other parties who, and any other persons who, enter into a confidentiality agreement with the Company on substantially the same terms as this letter agreement or, with the Company’s written consent (provided that this letter shall constitute the Company’s written consent with respect to each of Messrs. Hoehn-Saric, Cohen and Paucek, Citigroup Private Equity, GSO Capital Partners, JPMorgan Chase Bank, N.A., the Private Equity Group of J.P. Morgan Investment Management Inc., and Hancock Capital Management LLC), execute a joinder to this letter agreement agreeing to be bound to the same extent as Buyer, shall each be considered an “Other Transaction Party;” it being understood that no person shall become an Other Transaction Party unless the Company has so agreed in writing.

As used in this letter agreement, “Representatives” of Buyer shall mean the affiliates, directors, officers, employees, consultants, partners, agents, investment bankers, advisors, attorneys and accountants of Buyer to whom Buyer or another Representative of Buyer or the Company or its Representatives has provided Confidential Information, and “Representatives” of the Company shall mean the affiliates, directors, officers, employees, consultants, partners, agents, investment bankers, advisors, attorneys and accountants of the Company.

The term “Confidential Information” means any information concerning the Company that is furnished prior to or after the date of this letter agreement by or on behalf of the Company or any of its Representatives (including, without limitation, information concerning the Company furnished by Christopher Hoehn-Saric, Peter J. Cohen or Christopher Paucek (collectively, the “Management Buyers”)) to Buyer or its Representatives or to any Other Transaction Party or its Representatives, including, without limitation, all notes, analyses, summaries, compilations, studies, derivations, interpretations or other documents (whether in oral or written form, electronically stored or otherwise), whether prepared by the Company, Recipient or their respective Representatives, which contain, reflect or are based upon, in whole or in part, the information furnished to Recipient or its Representatives or an Other Transaction Party or its

Representatives by or on behalf of the Company, or which reflect a Party’s interest in a possible Transaction.

The term “Confidential Information” does not include information that (i) is or becomes (through no breach of this letter agreement by Recipient or any of its Representatives) generally available to the public, or (ii) is or was disclosed to Recipient or its Representatives by a third party without restriction, provided that such third party was not, to Recipient’s knowledge, bound by any legal, contractual or other obligation of confidentiality to the Company or any other third party.

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the Parties, for themselves, their successors, and assigns, agree as follows:

1.             Recipient and its Representatives (a) will keep all Confidential Information confidential and will not (except as required, based on the advice of counsel, by applicable law or the rules or procedures of any governmental agency or regulatory body having, or claiming to have, jurisdiction over Recipient (“Law”), and only after compliance with paragraph 3 below), without the Company’s prior written consent, disclose any such Confidential Information in any manner whatsoever, and (b) will not use any Confidential Information in any manner (including in any competitive manner with respect to the Company’s business or to facilitate Recipient’s ability to compete with the Company’s business) other than to evaluate its possible participation in the Transaction; provided, however, that Recipient may reveal the Confidential Information to its Representatives and to Other Transaction Parties and their Representatives (x) who need to know such Confidential Information for the purpose of evaluating the Transaction and who are not known by Recipient, after reasonable inquiry, to be competitors of the Company and (y) who are informed by Recipient of the confidential nature of the Confidential Information and (other than Other Transaction Parties) agree to be bound hereby orally or in writing. Recipient will be responsible for any breach of the terms of this letter agreement by any of its Representatives. Recipient hereby confirms that it will take all reasonable action necessary to prevent the use of any Confidential Information by Recipient or any of its Representatives in a way that would violate this letter agreement or any antitrust or other applicable Law (including, without limitation, all actions that Recipient would take to protect its own trade secrets and confidential information).

2.             Buyer will not, and will cause its Representatives to not (except in each case as required, based on the advice of counsel, by Law, and only after compliance with paragraph 3 below), without the Company’s prior written consent, disclose to any person (other than Buyer’s Representatives and Other Transaction Parties and their Representatives to the extent Buyer may disclose Confidential Information to such persons in accordance with paragraph 1 above) the fact that any Confidential Information exists or has been made available, that the Parties are considering the Transaction or any other transaction involving the Parties, or that discussions or negotiations are taking or have taken place concerning the Transaction or involving the Parties or any term, condition or other fact relating to the Transaction or such discussions or negotiations, including, without limitation, the status or any termination thereof or the existence of this letter agreement. Such facts shall be deemed to be included in the Confidential Information for all purposes of this letter agreement. The term “person” as used in this letter agreement shall be broadly interpreted to include, without limitation, any corporation, entity, trust, group, company, partnership, limited liability company or individual. Notwithstanding the foregoing, the Company acknowledges that Buyer and certain other parties filed a Schedule 13D relating to the Transaction on October 2, 2006, and agrees that such filing does not constitute a violation of this Agreement nor does any of the information contained therein (including, without limitation, information regarding the proposal with respect to a Transaction made by Buyer and certain other parties on September 21, 2006 (and the financing thereof)), or any exhibit to such Schedule 13D, constitute Confidential Information for purposes of this letter agreement.

3.             In the event that Buyer or any of its Representatives is required, based on the advice of counsel, pursuant to Law (whether by oral questions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demand or other process) to disclose (i) any Confidential Information or (ii) any information relating to Recipient’s opinion, judgment or recommendations concerning the Company or its affiliates as developed from Confidential Information, Recipient will, to the extent legally permissible, notify the Company promptly so that the Company may seek a protective order or other appropriate remedy. In the event that no such protective order or other remedy is timely obtained, Recipient or its applicable Representative, as the case may be, will furnish only that portion of such Confidential Information which it is advised by outside counsel is legally required to be disclosed and will exercise all reasonable efforts at the Company’s expense to obtain reliable assurance that confidential treatment will be accorded such Confidential Information. In addition, to the extent legally permissible, Recipient will provide the Company, in advance of any such disclosure, with copies of any Confidential Information that Recipient intends to disclose (and, if applicable, the text of any disclosure language, statement or announcement) and will reasonably cooperate with the Company at the Company’s expense to the extent it may seek to limit such disclosure. A disclosure made in compliance with this paragraph shall not constitute a breach of this letter agreement but will not relieve Recipient of any liability it may have for other disclosures not permitted by this letter agreement. Buyer expressly confirms and agrees that, except as set forth below, no public disclosure with respect to any discussions or negotiations concerning a possible Transaction is required by Buyer as of the date of this letter agreement by reason of securities laws or similar requirements related to general disclosure and in the event Buyer determines that such disclosure is required in the future, no such disclosures shall be made unless and until Buyer consults with the Company regarding the necessity and form of any such disclosure. Notwithstanding the foregoing, the provisions of this paragraph shall not apply to the filing of any Schedule 13D or any amendment or exhibit thereto (or any information (including, without limitation, information regarding this letter agreement and the proposal with respect to a Transaction made by Buyer and certain other parties on September 21, 2006 (and the financing thereof)) that Buyer or any of its Representatives is required to file under applicable Law in connection with a Transaction, other than with respect to any information required to be disclosed therein that pertains to action taken in violation of this letter agreement.

4.             Buyer acknowledges that neither the Company nor any of its Representatives makes any express or implied representation or warranty as to the accuracy or completeness of the Confidential Information, except as may be provided in a Definitive Agreement (as defined below). Buyer further agrees that no Recipient is entitled to rely on the accuracy or completeness of the Confidential Information and that such persons will be entitled to rely solely on such representations and warranties as may be included in any Definitive Agreement, subject to such limitations and restrictions as may be contained therein. In addition, Buyer agrees, to the fullest extent permitted by law, that, except as may be provided in a Definitive Agreement, neither the Company, nor any Representative of the Company, shall have any liability to Buyer or any of its Representatives on any basis (including, without limitation, in contract, tort, under federal or state securities laws or otherwise) based on the Confidential Information, errors therein or omissions therefrom or as a result of the Parties’ participation in evaluating a possible Transaction or the review by Buyer or its Representatives of any Confidential Information in accordance with the provisions of this letter agreement. Buyer understands and agrees that nothing herein shall require disclosure by the Company or its

Representatives of Confidential Information and no contract or agreement providing for or with respect to a Transaction shall be deemed to exist unless and until a definitive agreement providing for and containing all material terms and conditions with respect to a Transaction (a “Definitive Agreement”) has been executed and delivered, and Buyer hereby waives, in advance, any claims (including, without limitation, breach of contract) in connection with a Transaction or any purported agreement or understanding with respect thereto unless and until a Definitive Agreement shall have been executed and delivered. Buyer also agrees that unless and until a Definitive Agreement has been executed and delivered, the Company and its Representatives have no legal obligation of any kind whatsoever with respect to any such Transaction by virtue of this letter agreement or any other written or oral expression or any other course of dealing, whether before or after the execution of this letter agreement, with respect to a Transaction except, in the case of this letter agreement, for the matters specifically agreed to herein. The Company shall have the right, in its sole discretion, to reject any and all proposals with respect to, and to terminate discussions and negotiations regarding, a Transaction at any time and to conduct any process it chooses for a Transaction (including without limitation negotiating with third parties and entering into agreements with any of them without notice to Buyer or any other person). For purposes of this paragraph 4, the term “Definitive Agreement” does not include an executed letter of intent (except to the extent that portions thereof purport to be binding), memorandum, or any other preliminary written agreement, nor does it include any written or oral acceptance of any offer or bid on the part of Buyer.

5.             Buyer hereby represents that, as of the date hereof, it and its affiliates and any other person or entity with whom it is acting in concert in connection with this matter or have formed a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) beneficially own, in the aggregate, no more than 10% of the outstanding shares of common stock of the Company.

6.             Until the earlier of (a) the execution by the Parties of a Definitive Agreement and (b) one year from the date of this letter agreement, Buyer will not, directly or indirectly, solicit employment of or hire officers, directors or other employees of the Company or its subsidiaries so long as they are employed by the Company or its subsidiaries, without the prior written consent of the Company. The restrictions set forth in the immediately preceding sentence shall not apply to officers, directors or other employees with whom Buyer does not have personal contact during the course of its investigation of the Company or pursuit of the Transaction, and the restrictions on solicitation (but not the restrictions on hiring) set forth in the immediately preceding sentence shall not apply to any solicitation directed at the public in general in publications available to the public in general, or any contact which Buyer can demonstrate was initiated by such officer, director or employee.

7.             For a period of one year from the date of this letter agreement, neither Buyer nor any of its affiliates (other than, in the case of a Buyer that is a private equity fund, affiliates of Buyer that are both (x) not provided with any Confidential Information and (y) not private equity funds or partners therein or employees thereof) shall, directly or indirectly, through one or more intermediaries, without the prior written invitation or approval of the board of directors of the Company or the Negotiation Committee thereof (it being understood that the execution of this letter agreement does not constitute such an invitation) (i) acquire, agree to acquire or make any proposal to acquire any securities of the Company or any of its subsidiaries, any option to acquire any such securities, any security convertible into or exchangeable for any such securities or any other right to acquire any such securities (other than acquisitions by a Management Buyer upon exercise by a Management Buyer of any options held as of the date hereof by a Management Buyer or granted to a Management Buyer by the Company after the date hereof), (ii) seek or propose any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets or securities, dissolution, liquidation, restructuring, recapitalization or similar transactions of or involving the Company or any of its subsidiaries, (iii) make, or in any way participate in, any “solicitation” of “proxies” (whether or not relating to the election or removal of directors), as such terms are used in Regulation 14A under the Exchange Act, with respect to any securities of the Company, or seek to advise or influence any person with respect to the voting of any securities of the Company, or demand a copy of the stock ledger list of stockholders, or any other books and records of the Company, (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company (other than a group described in the aforementioned Schedule 13D as filed on October 2, 2006), (v) otherwise act, alone or in concert with others, to seek to control or influence, in any manner, the management, board of directors or policies of the Company, (vi) have any discussions or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other persons in connection with any of the foregoing, or make any investment in any other person that engages, or offers or proposes to engage, in any of the foregoing, or (vii) make any public announcement regarding any of the foregoing (except as required by Law in respect of actions permitted hereby). Buyer also agrees during such period not to make, and to cause its affiliates (other than, in the case of a Buyer that is a private equity fund, affiliates of Buyer that are both (x) not provided with any Confidential Information and (y) not private equity funds or partners therein or employees thereof) not to make, any proposal, statement or inquiry, or disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing, or request the Company, directly or indirectly, to amend, waive or terminate any provision of this paragraph (including this sentence). Notwithstanding the foregoing, nothing contained in this paragraph 7 shall prohibit Buyer or its Representatives from discussing directly with Other Transaction Parties or their Representatives a transaction regarding the Company or from discussing with Apollo Sylvan, LLC or Apollo Sylvan II, LLC (or their respective affiliates) (collectively, “Apollo”), the Company or its Representatives, a transaction regarding the Company until such time as Apollo or the Company gives written notice to Buyer that such communications are no longer permitted. Notwithstanding the foregoing, the provisions of this paragraph shall not apply to the filing of any Schedule 13D or any amendment or exhibit thereto that Buyer or any of its Representatives is required to file under applicable Law in connection with a Transaction, other than with respect to any information required to be disclosed therein that pertains to action taken in violation of this letter agreement.

8.             Buyer hereby confirms that it is not acting as a broker for or representative of any person and is considering the Transaction only for its own account or that of its controlled affiliates (and with the participation of certain other parties as disclosed in the aforementioned Schedule 13D).

9.             Buyer acknowledges that it is, and that its Representatives who are informed as to the matters that are the subject of this letter agreement will be made, aware that (i) the U.S. securities laws would prohibit any person who has material non-public information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, until such information is no longer material or non-public, and (ii) the Confidential Information may constitute material non-public information about the Company.

10.           Upon written request by the Company at any time, each Recipient will promptly return to the Company or destroy (and deliver to the Company a certificate of an officer of Recipient confirming such destruction and identifying all documents destroyed), all Confidential Information and all documents or media containing any such Confidential Information and any and all copies thereof, provided, however, that Recipient shall be entitled to retain such Confidential Information to the extent Recipient reasonably believes, based on advice of counsel, that the retention of any such Confidential Information is required by Law. Any Confidential Information retained by Recipient or its Representatives whether in accordance with this paragraph 10 or otherwise, shall remain subject to the terms and conditions of this letter agreement.

11.           Notwithstanding anything in this letter agreement to the contrary, except as reasonably necessary to comply with applicable securities laws, Buyer and its Representatives may disclose to any and all persons, without limitation of any kind, the U.S. income and franchise tax treatment and the U.S. and franchise tax structure of the proposed transaction and all materials of any kind (including opinions or other tax analyses) that are provided relating to such tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. income or franchise tax treatment of the proposed transaction and does not include information relating to the identity of the Company.

12.           Buyer will be responsible for and will indemnify and hold harmless the Company from any damage, loss, cost or liability (including but not limited to reasonable attorney’s fees and the costs of enforcing such obligations under this indemnity) arising out of or resulting from any breach by Buyer or its Representatives of its obligations hereunder. Buyer acknowledges and agrees that, due to the unique nature of the Confidential Information, there may be no adequate remedy at law for a breach of Recipient’s obligations hereunder, which breach may result in irreparable harm to the Company, and therefore, that upon any such breach or any threat thereof, the Company shall be entitled to seek an injunction and other appropriate equitable relief, in addition to whatever remedies the Company may have at law, without the posting of a bond or other security; Buyer hereby waives the defense of availability of relief of damages. It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

13.           Buyer agrees that all (i) communications regarding the Transaction, (ii) requests for additional information, facility tours or management meetings, and (iii) discussions or questions regarding procedures with respect to the Transaction, will be first submitted or directed to (a) Sean Turner at Credit Suisse Securities, (b) Jeffrey H. Cohen or Rick C. Madden at Skadden, Arps, Slate, Meagher & Flom LLP or (c) Kenneth Lefkowitz at Hughes Hubbard & Reed LLP on behalf of Educate and not to anyone else, unless specifically directed by any of the foregoing named persons or otherwise instructed in writing by the Company. Buyer further agrees not to, and to cause its Representatives not to, contact any officers, directors or employees of the Company (other than the Management Buyers) without the prior written consent of any of the aforementioned representatives.

14.           This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State, including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and the New York Civil Practice Laws and Rules 327(b). Each Party also hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the State of New York for any actions, suits or proceedings arising out of or relating to this letter agreement and the transactions contemplated hereby (and each Party agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the transactions contemplated hereby, in the courts of the State of New York or the United States of America located in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. If either Party or any of its Representatives are held by any court of competent jurisdiction, in a final, non-appealable order, to be in violation, breach, or nonperformance of any of the terms of this letter agreement, then such Party will pay all costs of such action or suit, including reasonable attorneys’ fees.

15.           In the event that any of the provisions of this letter agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this letter agreement shall otherwise remain in full force and effect.

16.           Any notice required or permitted to be given hereunder shall be properly given only if in writing and if sent by mail or overnight courier, delivered by hand or sent by facsimile (receipt of which facsimile shall be confirmed) to the following address, or such other address as shall subsequently be provided by a Party:

If to Educate:

c/o Credit Suisse Securities
227 West Monroe Street, 42nd Floor
Chicago, Illinois 60606
Attn: Sean Turner
Telephone: (312) 750-2981
Facsimile: (312) 345-7081

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Facsimile:       (213) 687-5600
Attention:      Jeffrey H. Cohen
                        Rick C. Madden

And

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004-1482
Facsimile:       (212) 422-4726
Attention:      Kenneth Lefkowitz

And

Educate, Inc.
1001 Fleet Street

Baltimore, Maryland 21202
Facsimile: (410) 843-2139
Attention: C. Alan Schroeder

If to Buyer:

c/o Sterling Capital Partners, LP
Sterling Capital Partners II, LP
1033 Skokie Boulevard, Suite 600
Northbrook, Illinois 60062
Attention: Tom D. Wippman

with a copy (which shall not constitute notice) to:

Katten Muchin Rosenman LLP
525 West Monroe Street
Chicago, Illinois 60661
Attention:      Saul E. Rudo
                        Mark D. Wood

17.           This letter agreement supersedes all prior discussions and writings (including without limitation the Confidentiality Agreement dated August 14, 2006) and constitutes the entire agreement between the Parties with respect to the subject matter hereof; provided, however, that this does not replace any existing confidentiality or nondisclosure agreement between a Management Buyer and the Company entered into in the course of his employment with the Company and not in connection with the Transaction. No waiver or modification of this letter agreement will be binding upon a Party unless made in writing and signed by a duly authorized representative of such Party.

18.           This letter agreement may be executed in counterparts and signature pages exchanged by facsimile or other electronic transmission, and each counterpart shall be deemed to be an original, but both counterparts of which shall constitute the same agreement.

19.           The terms of this letter agreement shall terminate and be of no further force or effect two years from and after the date hereof.

Educate and each Buyer each indicate its agreement with the foregoing by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute their agreement with respect to the subject matter hereof.

EDUCATE, INC.

By:	/s/ C. Alan Schroeder
Name:	C. Alan Schroeder
Title:	General Counsel & Secretary

Accepted to and Agreed, as of the date first written above:

Sterling Capital Partners, L.P.

By:	SC Partners, L.P. its general partner

By:	Sterling Capital Partners, LLC its general partner

By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Principal

Sterling Capital Partners II, L.P.

By:	SC Partners II, L.P. its general partner

By:	Sterling Capital Partners II, LLC its general partner

By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Principal